FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: April 6, 1999

                             NEWCOURT CREDIT GROUP INC.

                             BCE Place, 181 Bay Street
                             Suite 3500, P.O. Box 827
                                 Toronto, Ontario
                                  Canada, M5J 2T3

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Date:  April 6,1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

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PRESS RELEASE
For immediate release


FODEX LAUNCH

THE SOLIDARITY FUND (QFL), THE NATIONAL BANK AND NEWCOURT CAPITAL TO
         INVEST MORE THAN $100 MILLION TO SUPPORT QUEBEC EXPORTS

(Montreal, April 6, 1999) - The Solidarity Fund (QFL), the National Bank of Canada and Newcourt Capital today launched the Export Development Fund (FODEX). This fund, with an initial capital of $112.5 million, is intended to support export projects with major economic benefits to Quebec. The Solidarity Fund (QFL) is contributing $90 million, and the National Bank of Canada and Newcourt Capital are each contributing $11.25 million.

FODEX will be a choice investment partner for companies wishing to develop foreign markets. It will focus on economic sectors where Quebec companies and suppliers hold competitive advantages and world class expertise, such as energy, construction, forestry, environment, health, agrifood, airports, telecommunications and transport.

FODEX services will be able to meet all of the financing requirements of bringing projects to fruition: injecting capital in businesses; joint participation in international partnerships; identification of partners for long term debt financing; and participation in the financing set-up costs. The financing can apply to the development stage of projects as well as their execution.

Optimal economic benefits for Quebec

FODEX will only consider profitable international projects that have major economic benefits for Quebec, notably in terms of job creation and business growth. These benefits will be superior to the amount invested by FODEX. Ideally, the three partners would expect to see three dollars in economic benefits to Quebec for each dollar invested in the projects.

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Over the next five years, FODEX plans to invest some $100 million in about 40 export projects with an average investment of $2.5 million per project. FODEX will not invest more than $10 million per project.

According to the Institut de la Statistique du Quebec, one job in Quebec is created or maintained when between $80,000 and $120,000 of Quebec goods and services are sold internationally. By this measure, during the next five years Fodex's investments could maintain or create up to 3,000 person-years of work in Quebec.

FODEX capitalization could eventually be increased beyond $112.5 million. The National Bank and Newcourt Capital will each maintain a 10% level of investment, up to a maximum of $15 million.

Three major partners join forces
* The Solidarity Fund (QFL), the National Bank and Newcourt Capital.

The Solidarity Fund is a labour sponsored venture capital fund with 380,000 shareholders and assets in excess of $3 billion. Since its inception in 1983, the Fund has contributed to the creation and support of more than 66,000 jobs in Quebec.

In recent years, the significant job creation potential of exports has led the Fund to support Quebec business development in international markets. These efforts go to the heart of its mission, which is to stimulate job creation in Quebec. It has specialists in export marketing and finance already supporting a growing number of businesses and job creation.

"The export sales of Quebec business already provide work for many thousands of Quebec workers. With FODEX, our objective is to create even more jobs through further export development," explained Raymond Bachand, President and CEO of The Solidarity Fund (QFL). FODEX completes the set of tools used by The Solidarity Fund (QFL) to support business development.


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FODEX's business partners will also benefit from the know-how of
Newcourt Capital, a subsidiary of Newcourt Credit Group. This company, headquartered in Toronto, has an international network that extends to 26 countries. Newcourt Credit Group is a world leader in asset finance with $36.2 billion dollars in owned and managed assets. Newcourt Capital is an international investment banking company focused on the provision of structured financing and advisory services for the acquisition of capital assets by corporate and institutional clients.

"We are delighted to be able to join FODEX. This is an original and very promising Quebec initiative which fits well with our own business strategy of providing innovative financing solutions," said David McKerroll, President of Newcourt Capital. Newcourt Capital may also be involved in the structuring of loans for each of the projects.

"The National Bank is proud to bring its renowned business culture and extensive international experience to the FODEX mission. We will give entrepreneurs access to all the financial tools they need to penetrate international markets," said Andre Berard, Chairman and CEO of the National Bank of Canada.

The National Bank's $11.25 million investment in FODEX is another illustration of its approach to offering new value-added services to its customers. In this respect, the Bank has recently created a new advisory service for small and medium enterprises. In each of Quebec's regional divisions there will be a Director of Development for International Services. This person's role will be to advise companies on how to manage the risks inherent in their commercial activities and inform them about the different kinds of export financing available.

"With FODEX, we will have one more arrow in our quiver to help exporters conquer the markets they wish to enter," said Berard.




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For further information:

Guy Versailles
Vice President - Communications
The Solidarity Fund (QFL)
Tel.:  (514) 383-8383

Jocelin Dumas
Director of Communications
National Bank of Canada
Tel.:  (514) 394-6990

Carolyn Conner
Director of Communications
Newcourt Capital
Tel.:  (416) 594-5239

Interview requests:

Daniele Lapointe
GPC CONCORDIA Communication
Tel.:  (514) 282-1100